November 4, 2024	BRYAN CAVE LEIGHTON PAISNER LLP One Metropolitan Square 211 North Broadway Suite 3600 St Louis MO 63102 T: +1 314 259 2000 F: +1 314 259 2020 Bclplaw.com

Todd M. Kaye Partner Direct: +1 314 259 2194 Fax: +1 314 552 8194 todd.kaye@bclplaw.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Perry Hindin

VIA EDGAR

Re:	Manitex International, Inc.

Schedule 13E-3 filed October 1, 2024

File No. 005-80569

Preliminary Proxy Statement on Schedule 14A filed October 1, 2024

File No. 001-32401

Dear Mr. Hindin:

On behalf of our client, Manitex International, Inc. (the “Company”), we are writing in response to the comment letter dated October 23, 2024, addressed to Joseph Doolan, Chief Financial Officer of the Company, regarding comments of the Staff of the Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A (File No. 001-32401) (the “Proxy Statement”) and Schedule 13E-3 (File No. 005-80569) (the “Schedule 13E-3”).

The Company is concurrently submitting via EDGAR Amendment No. 1 to the Proxy Statement, and the Company, Tadano Ltd. (“Tadano”) and Lift SPC Inc. (“Merger Sub”) are concurrently submitting via EDGAR Amendment No. 1 to the Schedule 13E-3. The amendments reflect the Company’s responses to the comments received from the Staff and certain other updated information.

For the convenience of the Staff, we have reproduced the text of each numbered paragraph in the comment letter, followed by the Company’s response. Capitalized terms used and not defined herein have the meanings assigned to them in the Proxy Statement.

Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A, each filed October 1, 2024

Cautionary Statement Regarding Forward-Looking Statements, page 20

1.

We note the disclosure on page 20 that the proxy statement contains “‘forward-looking statements’ within the meaning of Section 27A of the Securities Act of 1933…and Section 21E of the Exchange Act and are subject to the safe harbor created thereby under the Private Securities Litigation Reform Act of 1995.” The provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going

U.S. Securities and Exchange Commission November 4, 2024 Page 2

Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, dated January 26, 2009. Please revise the proxy statement and refrain from referring to the PSLRA in any future filings, press releases, or other communications relating to this going private transaction.

Response: The Company has revised the disclosure on page 20 of the Proxy Statement to remove references to the PSLRA and will refrain from referring to the PSLRA in any future filings, press releases, or other communications relating to this going private transaction.

Reasons for the Mergers; Recommendations of the Company’s Board of Directors, page 38

2.

The factors listed in Instruction 2 to Item 1014 of Regulation M-A and paragraphs (c), (d) and (e) of Item 1014 are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See paragraph (b) of Item 1014 of Regulation M-A and Questions 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to include the factors described in paragraphs (d) and (e) of Item 1014, as well as clauses (iii) through (vi) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to the Board’s fairness determination. If the procedural safeguards in Item 1014(d) and (e) were not considered, please explain why the Board believes the Rule 13e-3 transaction is fair in the absence of such safeguards.

This comment also applies to the disclosure in the section captioned “Position of Purchaser Filing Persons as to the Fairness of the Merger” beginning on page 54 with respect to paragraphs (c), (d) and (e) of Item 1014, as well as clauses (iii), (iv), (vi) and (viii) of Instruction 2 to Item 1014.

Response: The Company has revised the disclosure on pages 38 and 41-44 of the Proxy Statement to discuss the factors listed in Instruction 2 to Item 1014 of Regulation M-A and paragraphs (c), (d) and (e) of Item 1014, and to explain why factors that were not determined material or relevant to the Board’s fairness determination were so deemed. The Company has included additional disclosure on pages 41-42 of the Proxy Statement regarding why the Board believes the transaction is fair to shareholders. The Company has also revised the disclosure on pages 57-59 of the Proxy Statement to discuss the factors listed in paragraphs (c), (d) and (e) of Item 1014 of Regulation M-A and clauses (iii), (iv), (vi) and (viii) of Instruction 2 to Item 1014.

3.

Refer to the preceding comment. While we note the disclosure on page 54 that “based on the knowledge and analysis by the Purchaser Filing Persons of…the factors considered by, and the analysis and resulting conclusions of, the Board…the Purchaser Filing Persons believe that the Merger is substantively and procedurally fair to the Company’s unaffiliated security holders,” it does not appear that the Purchaser Filing Persons have expressly adopted the analysis of

U.S. Securities and Exchange Commission November 4, 2024 Page 3

the Board. To the extent that Purchaser Filing Persons intend to rely on the Board’s analysis as opposed to providing their own analysis that satisfies the disclosure described in Item 1014(b) of Regulation M-A, the Purchaser Filing Persons must expressly adopt such discussion. See Question and Answer No. 20 in Exchange Act Release 17719 (April 13, 1981). Please revise accordingly. If the disclosure is revised to indicate that the Purchaser Filing Persons did expressly adopt such analysis, then consider the preceding comment only with respect to paragraphs (d) and (e) of Item 1014, and (iii), (iv) and (vi) of Instruction 2 to Item 1014.

Response: The Company has revised the disclosure on page 57 to state specifically that the Purchaser Filing Parties have expressly adopted the Board’s analysis of the fairness of the Merger to the Company’s unaffiliated security holders, and to discuss the factors listed in paragraphs (d) and (e) of Item 1014 of Regulation M-A and clauses (iii), (iv) and (vi) of Instruction 2 to Item 1014.

Opinion of Brown Gibbons Lang & Company, page 42

4.

Disclosure on page 45 indicates that “the rendering of BGL’s opinion is not intended nor shall it be deemed to confer any rights or remedies upon any person other than the Transaction Committee or to impose upon BGL any duty (fiduciary or otherwise) to any other person.” Please either revise such disclosure to remove this statement or provide the legal basis for the Company’s and BGL’s belief that shareholders cannot rely on the valuation to bring state law actions, including a description of any state law authority on such a defense. If no such authority exists, please disclose that the issue will be resolved by a court, resolution of the issue will have no effect on rights and responsibilities of the Board under state law, and the availability of this defense has no effect on the rights and responsibilities of either BGL or the Board under the federal securities laws.

Response: The Company has revised page 46 of the Proxy Statement to remove the above-referenced statement.

Certain Effects of the Merger for Tadano, page 57

5.	Provide the disclosure described in Instruction 3 to Item 1013 of Regulation M-A for the Purchaser Filing Persons in terms of both dollar amounts and percentages.

Response: The Company has revised the disclosure on page 61 of the proxy statement to provide the disclosure described in Instruction 3 to Item 1013 of Regulation M-A in terms of both dollar amounts and percentages.

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Company Management Projections, page 66

6.

Disclosure on page 66 of the proxy statement indicates that “[although] the information in the Company Management Projections is presented with specificity, it reflects various estimates and assumptions...” Similar disclosure is found on page 68. Please revise to disclose such assumptions and quantify them where practicable.

Response: The Company has revised pages 71-72 of the Proxy Statement to disclose the assumptions used in preparing the Company Management Projections and to quantify such assumptions where practicable.

Tadano Adjusted Projections, page 69

7.	Please consider the preceding comment with respect to similar disclosure found on page 69 with respect to the Tadano Adjusted Projections.

Response: The Company has revised pages 75-76 of the Proxy Statement to disclose the assumptions used in preparing the Tadano Adjusted Projections and to quantify such assumptions where practicable.

Financing of the Merger, page 71

8.	Please provide the disclosure described in Item 1007(d) of Regulation M-A.

Response: The Company has revised page 76 of the proxy statement to include the disclosure described in Item 1007(d) of Regulation M-A. The source and terms of Tadano’s debt financing to complete the Merger are yet to be determined.

Where You Can More Information, page 106

9.

We note the statement that “[w]e incorporate by reference the documents listed below and any documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement, and before the date of the special meeting...” Note that Schedule 14A does not permit general “forward incorporation” of documents to be filed in the future. The proxy statement may only incorporate by reference in the manner and to the extent specifically permitted by the items of Schedule 14A. Otherwise, the proxy statement must be amended to specifically list any such future filings. Please revise. See Note D of Schedule 14A.

Response: The Company has revised page 111 of the Proxy Statement to remove language relating to forward incorporation by reference. To the extent the Company makes future filings that should be incorporated by reference into the Proxy Statement, the Company will amend the Proxy Statement to specifically identify such filings and incorporate them by reference.

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General

10.

We note that the registrant has requested confidential treatment for Exhibits (c)(1) and (c)(iii) through (c)(xii) to the Schedule 13E-3, and we have reviewed and provided comments on the request separately. All comments concerning the confidential treatment request must be resolved prior to mailing the proxy statement.

Response: The Company acknowledges the Staff’s comment and confirms that the Proxy Statement will not be mailed prior to resolution of all comments concerning the confidential treatment request. The Purchaser Filing Persons will promptly submit an amended and restated confidential treatment request with respect to Exhibits (c)(1) and (c)(iii) through (c)(xii) to the Schedule 13E-3.

If you would like to discuss the above response or any other matter, please contact the undersigned by phone at (314) 259-2194 or by email at todd.kaye@bclplaw.com.

Very truly yours,

/s/ Todd M. Kaye

Todd M. Kaye
Partner

cc:	Michael Coffey, Manitex International, Inc.

David J. Langevin, Manitex International, Inc.

Joseph Doolan, Manitex International, Inc.

Stephanie Hosler, Bryan Cave Leighton Paisner LLP